UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                             GREENBRIAR CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   393648-40-7
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                                 (CUSIP Number)

           Sylvia M. Gilley, 6211 Georgian Court, Dallas, Texas 75240
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 15, 2002
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             (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(7) for other parties to whom copies are to be sent.

- --------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 393648-40-7                                          Page 2 of 4 Pages
          -----------                                              ---  ---

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         Sylvia M. Gilley (SS# ###-##-####)
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [X]

- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


         PF
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         United States
- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY       47,700
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

         47,700
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         13.0%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1.           Security and Issuer.

     This statement relates to common stock, $.01 par value per share of Greenbriar Corporation (the "Issuer"). The Issuer's principal executive offices are located at 14185 Dallas Parkway, Suite 650, Dallas, Texas 75254.

Item 2.           Identity and Background.

     This statement is filed with respect to the relinquishment of voting rights to 33,750 shares of common stock issuable upon the conversion of 675,000 shares of Series D Preferred Stock when such Series D Preferred Stock was exchanged for a subordinated promissory note on July 1,2001, and the transfer of 26,800 shares of common stock from Sylvia M. Gilley ("Reporting Person") to The April Trust, a grantor trust established June 15, 1993, of which Sylvia M. Gilley and her husband, James R. Gilley, are the grantors, trustees and beneficiaries. All numbers have been adjusted for the one-for-25 reverse stock split on December 20, 2001 and a 25% stock dividend on January 25, 2002.

         Section 2(a) through (f).          No Change.

Item 3.           Source and Amounts of Funds or Other Consideration.

         Not applicable.

Item 4.           Purpose of Transaction.

     1. The shares of Series D Preferred Stock were redeemed for a promissory note at the request of the Issuer to obtain tax deductions for interest payments instead of nondeductible dividends. Such note is in the principal amount of $3,375,000, bears interest at 10% payable quarterly, and is due July 1, 2003.

     2. Reporting person transferred 26,800 shares of common stock to The April Trust for reasons related to family estate planning.


Item 5.           Interest in Securities of the Issuer.

     (a) The undersigned owns beneficially 47,700 shares representing approximately 13% of shares outstanding, consisting of 43,380 shares and warrants to purchase 4,320 shares for $250.00 per share. The spouse of the undersigned owns, directly or indirectly, a total of 106,142 shares of the Issuer's common stock. Together they own 153,842 shares, representing approximately 36.2% of shares outstanding. Except for the 47,700 shares held in trust, the undersigned and her spouse disclaim any beneficial ownership in the shares owned by record by the other.

     (b) The undersigned does not have the sole power to vote and dispose of any shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.           Material to be Filed as Exhibits.

         None


                                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 25, 2002                               /s/ Sylvia M. Gilley
                                                     ---------------------------
                                                     Sylvia M. Gilley

     Attention:  Intentional  misstatements  or  omissions  of  fact  constitute
                 Federal criminal violations (See 18 U.S.C. 1001).













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